FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the resolutions of the Ordinary and Extraordinary Stockholders Meeting of Banco Francés, held on April 28, 2005”

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS’ MEETING OF BANCO FRANCES HELD ON APRIL 28, 2005, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1: Appointment of two stockholders to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman of the Stockholders’ meeting.

Messrs. Juan Duggan and Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 2: Consideration of the Directors’ Report, Annual Financial Statements, Report of the Fiscalization Committee and Auditors’ Report, for the fiscal year Number 130, ended December 31, 2004.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 3: Approval of the performance of the Board of Directors and Fiscalization Committee.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 4: Consideration of the results of the fiscal year Number 130, ended December 31, 2004.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 5: Absorption of accumulated losses, in accordance to accounting principles (Communication A 4294) and to the following amounts and accounts corresponding to 2002, 2003 and 2004 fiscal years, which Non-appropriated earnings totaled $ 1,479,003,460.

Mandatory reserves	$1,802,313
Adjustment to equity fund appraisal revaluation	$41,284,921
Adjustment to premiums on the Issuance of shares	$415,640,220
Premiums on the Issuance of shares	$1,020,276,006

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

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Item 6: Consideration of the compensation to be received by the members of the Board of Directors, including salaries, remunerations for administrative functions and other special fees (appropriated amount: $4,026,243.71) for the fiscal year ended December 31, 2004, which registered a net loss computable under the National Securities Commission (Comisión Nacional de Valores) standards.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 7: Consideration of the compensation to be received by the members of the Fiscalization Committee for the fiscal year ended December 31, 2004.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 8: Appointment of an Independent Director in accordance to Decree No 677/01. Determination of the number of Directors.

Mr. Juan Ignacio Giménez Echeverría, an independent director in accordance to the Sarbanes Oxley Act, was appointed as member of the Auditor’s Committee.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

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Item 9: Appointment of three permanent and three alternate statutory auditors (síndicos) to constitute the Fiscalization Committee until December 31, 2005.

Fiscalization Committee is composed by three permanent statutory auditors and three alternate statutory auditors, who are independents in accordance to the National Securities Commission (Comisión Nacional de Valores) standards. Messrs. Mario Rafael Biscardi, Carlos Roberto Chiesa and Alejandro Mosquera were elected to serve as permanent members and Mr. Osvaldo Pablo Alejandro Jofré, Mrs. Julieta Paula Pariso and Mrs. Paola Lorena Rolotti were elected to serve as alternate members.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 10: Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year Number 130, ended December 31, 2004. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant -Deloitte & Co- for auditing the Financial Statements for the fiscal year ended December 31, 2004, was set at Ps. 847,000.

In connection with the appointment of the independent accountant to audit the 2005 Annual Financial Statements, Deloitte & Co was appointed as independent accountant in the person of one of its partners, Dr. Carlos Bernardo Srulevich.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

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Item 11: Determination of the Budget for the Audit Committee In order to obtain advisory services.

The budget for the Audit Committee to obtain advisory services was set at Ps. 250,000, in accordance to Decree 677/2001.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

Item 12: Amendment to BBVA Banco Frances’s Bylaws (Article 11), in accordance to Resolution N° 20 of the I.G.J. The New Article 11 will remain as follows:

Directors. Guarantee. As collateral for the performance of their duties, Directors are expected to deposit for the benefit of the Corporation and for their respective term of office, bonds, securities, or cash, either in Argentine or foreign currency, or otherwise bank sureties or collaterals, guarantee or public liability insurance, for at least Arg. Pesos 10,000 (ten thousand Argentine Pesos). Directors should likewise establish a special domicile in Argentina.

This resolution was approved and obtained:

Votes in favor:	392,433,414	100.00%
Votes against:	0	0.00%
Abstentions:	0	0.00%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 12, 2005	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer